Exhibit 99.1
TIER TECHNOLOGIES, INC.
Moderator: Liz Bowman
02-08-11/8:00 am ET
Confirmation # 2865528

TIER TECHNOLOGIES, INC.

Moderator: Liz Bowman
February 8, 2011
8:00 a.m. ET

Coordinator:
Good morning and welcome to the Tier Technologies First Quarter Fiscal Year 2011 Earnings conference call.

All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question-and-answer session. If you would like to ask a question during this time, simply press star then the number 1 on your telephone keypad. If you would like to withdraw your question, press 2 - if you would like to withdraw press star then the number 2 on your telephone keypad.

Ms. Bowman, you may begin your conference.

Liz Bowman:
Thank you. Good morning. My name is Liz Bowman, Tier Technologies Assistant Controller and Director of SEC Reporting. At this time, I would like to welcome everyone to the Tier Technologies earnings conference call for the quarter ended December 31, 2010. Today’s call is scheduled for one hour.

TIER TECHNOLOGIES, INC.
Moderator: Liz Bowman
02-08-11/8:00 am ET
Confirmation # 2865528

After the market closed yesterday, we issued a press release announcing Tier’s financial results for the quarter ended December 31, 2010, and we filed a copy of the text of today’s call, not including the Q&A, and the accompanying presentation, which includes charts that will be referenced during the call. A copy of these materials can be found in the Investor Relations section of our Web site, www.tier.com.

We invite shareholders and analysts who wish to speak to management about the company and its performance to schedule a meeting by contacting our CFO, Ron Johnston, by calling him at 571-382-1333 or by emailing him at rjohnston@tier.com.

A taped replay of this call will be available on the company’s Web site from 8:00 am Eastern Time, Wednesday, February 9, 2011 until Tuesday, February 22, 2011 at 11:59 pm Eastern Time. Alternatively, you can hear a replay by dialing 866-459-3537 and entering the conference ID number 2865528, starting at 8:00 a.m. Eastern Time, Wednesday, February 9, 2011.

I want to remind you that various remarks that we make about the company’s future expectations, plans, and prospects constitute forward-looking statements for the purposes of the Safe Harbor provisions under the Private Securities Litigation Reform Act of 1995. The forward-looking statements discussed on this call represent management’s current expectations about the company’s future financial performance based on the information available to us today.

This information may change and our actual results may differ materially from these forward-looking statements. We undertake no obligation to update any such forward-looking statements.

TIER TECHNOLOGIES, INC.
Moderator: Liz Bowman
02-08-11/8:00 am ET
Confirmation # 2865528

There are numerous risks and uncertainties that affect our business and may affect these statements, including but not limited to; general economic conditions, which affect the company’s financial results in all our markets, which we refer to as verticals, particularly federal, state and local income tax, and property tax verticals; effectiveness and performance of our systems, payment processing platforms, and operational infrastructure; our ability to grow EPS revenue while keeping costs relatively fixed; the potential loss of funding by clients, including due to government budget shortfalls or revisions to mandated statutes; the timing, initiation, completion, renewal, extension or early termination of client projects; our ability to realize revenues from our business development opportunities; the impact of governmental investigations or litigation; and unanticipated claims as a result of project performance, including due to the failure of software providers or subcontractors to satisfactorily complete engagements.

For a discussion of these and other factors which may cause our actual events or results to differ from those projected, please refer to our quarterly report on Form 10-Q for the period ended December 31, 2010 filed with the Securities and Exchange Commission. In this call, references to the quarter or the first quarter refer to the quarter ended December 31, 2010.

Some important information concerning our Proxy Statements, Tier plans to file with the Securities and Exchange Commission and mail to its stockholders a proxy statement relating to its 2011 Annual Meeting of Stockholders. The proxy statement will contain important information about Tier and the matters to be acted upon at the meeting. Investors and security holders are urged to read the proxy statement carefully when it is available.

TIER TECHNOLOGIES, INC.
Moderator: Liz Bowman
02-08-11/8:00 am ET
Confirmation # 2865528

Investors and security holders will be able to obtain free copies of the proxy statement and other documents filed with the SEC by Tier through the Web site maintained by the SEC at www.sec.gov.

In addition, investor and security holders will be able to obtain free copies of these documents from Tier by contacting Tier Technologies, Inc., Attention: Corporate Secretary Keith Omsberg, 11130 Sunrise Valley Drive, Suite 300, Reston, Virginia, 20191, telephone: 571-382-1000.

Certain information concerning participants, Tier and its directors and named executive officers may be deemed to be participants in the solicitation of Tier’s security holders in connection with its 2011 Annual Meeting of Stockholders. Security holders may obtain information regarding the names, affiliations and interests of such individuals in Tier’s Annual Report on Form 10-K, as amended by Amendment Number 1 to the Form 10-K, which is on file with the SEC, as well as its upcoming proxy statement for the 2011 Annual Meeting, when available.

Tier’s current directors and executive officers are named in Tier’s Annual Report on Form 10-K for the fiscal year ended September 30, 2010, as amended. Stockholders - stockholdings of directors and executive officers have been reported in Tier’s Annual Report on Form 10-K, as amended, and to the extent those reported numbers have changed, have been reported in Statements of Change in Beneficial Ownership on Form 4 or Form 5 filed with the SEC.

With me on the call today are Ron Johnston, our Chief Financial Officer, Keith Kendrick, our SVP of Strategic Marketing, and Alex Hart, our President and Chief Executive Officer.  We'll begin the call with Alex.

TIER TECHNOLOGIES, INC.
Moderator: Liz Bowman
02-08-11/8:00 am ET
Confirmation # 2865528

Alex?

Alex Hart:
Thanks, Liz, and good morning. Our financial results for the first quarter were relatively disappointing, and Ron will go through them in more detail in a few minutes, but there were also encouraging indications that we’re focusing on the right things and turning the corner in some key market segments.

Transaction growth in particular, especially in government, higher education, and municipal utilities was particularly strong. In fact, our overall transactions grew more than 23% versus the same period last year if you exclude the negative impact of our poor performance in the large utility segment, which was acquired with the ChoicePay acquisition a couple of years ago.

The ChoicePay acquisition was, in my opinion, both poorly conceived and poorly executed, and we continue to struggle to salvage as much value as we can from it. We took a $250,000 charge in the first quarter to reflect the reduced value of our product development efforts related to the ChoicePay platform, and we will continue to analyze the best course of action for the customers we serve on that platform.

At this time, we have suspended all new development on the ChoicePay platform and have stopped migrating existing customers to it. There are still a number of valuable customer relationships that we believe we can retain, but most of the large utility clients have either left or are in the process of leaving.

We frankly didn’t provide them with the level of service they wanted and deserved and they required a level of customization and a high level of support for individual bill-payers that we were neither designed to provide nor

TIER TECHNOLOGIES, INC.
Moderator: Liz Bowman
02-08-11/8:00 am ET
Confirmation # 2865528

compensated well enough to justify, so the loss of these customers was both regrettable and predictable.

The good news is that our renewed focus on municipal utilities, government agencies, and higher education clients is beginning to bear fruit. Revenue, dollars processed and transactions were all higher than they were a year ago -- excuse me -- in these segments, and I expect the continued work to both reduce the costs of serving these segments and rationalize our activities in adjacent segments will lead to financial improvement down the road.

We also successfully completed the Dutch auction tender offer that we announced during our last call, purchasing $10 million of our common stock at a price of $6.10 per share.

Sorry, I got lost. Okay. Excuse me. Okay. Okay.

On the employee front, we are continuing to reshape the organization to better prepare ourselves for the future and as I noted last quarter, we promoted several talented, but underutilized leaders in sales and operations, implementations (of) information technology, and human resources and brought in a new Product Management executive.

This quarter we also added Sandip Mohapatra, our Head of Software Engineering, and he has had a very positive impact on the software development organization in a relatively short period of time. In fact, Sandip is one of the leading candidates for the CTO role, a search process that has taken longer than expected, but which has yielded a strong group of final candidates. We expect to conclude the process during the next few weeks.

TIER TECHNOLOGIES, INC.
Moderator: Liz Bowman
02-08-11/8:00 am ET
Confirmation # 2865528

We also have made some significant changes in the sales organization, adding several new sales execs while saying goodbye to some well-intentioned, but miscast members of our sales and business development team. We have some additional work to do to better align our sales organization and sales compensation structure with our strategy, but we are well on our way.

At this point I’d like to turn it over to Ron for a thorough review of the financials.

Ronald Johnston:
Thanks, Alex. Results from continuing operations for the quarter reflected total revenues of $33 million, up 6/10 of a percent from the same quarter last year.

During the quarter, we processed over $2.3 billion of payments, which represents a 4.2% increase versus the same quarter last year. This increase was driven by an 11% increase in transaction volume.

EPS revenues for the quarter were $32.5 million. Revenue growth of 1.7% in EPS over the same quarter last year was driven by increases in payments processed for educational institutions. Revenues from our Education vertical grew 17.3% and revenues from our State Income Tax grew 15.7% over the same quarter last year. Chart 4 provides a summary of net revenue for our EPS business.

Our gross margin percentage for continuing operations for the first quarter was 24.6%, which is 1.9% lower than the same quarter last year. We calculate gross margin by first calculating gross margin from continuing operations, which equals revenue from continuing operations minus direct costs, and then dividing that by the revenue from continuing operations.

TIER TECHNOLOGIES, INC.
Moderator: Liz Bowman
02-08-11/8:00 am ET
Confirmation # 2865528

Gross margin percentage in our EPS business was 23.6%, down approximately 170 basis points from the same period last year. We calculate gross margin in our EPS business by first calculating EPS gross revenue - gross margin, which equals EPS revenue minus EPS direct costs, and then dividing by the EPS revenue.

General and administrative expenses for continuing operations were $5.9 million for the quarter, down 6.4% compared to the same quarter last year. The decrease in G&A was attributable primarily to decreases in legal fees, restructuring expenses, and bad debt expense.

Selling and marketing expenses were $1.6 million for the quarter, down 3.2% from the prior years’ quarter, primarily due to decreased advertising costs.

For the quarter, Tier reported positive adjusted EBITDA from continuing operations of $1.2 million compared with positive adjusted EBITDA from continuing operations of $1.3 million in the prior year quarter.

Our consolidated net loss per fully diluted share in the quarter was negative 6 cents compared with a loss of negative 4 cents for a fully diluted share in the same quarter last year.

Please review the script and/or the accompanying charts for the definitions of EPS Net Revenues.

We defined adjusted EBITDA from continuing operations as net income or loss from continuing operations before interest expense net of interest income, income taxes, depreciation and amortization, and stock-based compensation in both equity and cash. Chart 5 provides a reconciliation of net income loss

TIER TECHNOLOGIES, INC.
Moderator: Liz Bowman
02-08-11/8:00 am ET
Confirmation # 2865528

from continuing operations to adjusted EBITDA from continuing operations for the three months ended December 31, 2010 and compared to 2009.

Throughout this call, Tier may use the terms EPS net revenue and adjusted EBITDA from continuing operations, which are non-GAAP financial measures. Non-GAAP financial measures should be - not be considered a substitute for the reported results prepared in accordance with GAAP.

As discussed in Note 8, Contingencies and Comment - Commitments and Note 5, Customer Concentration in our Form 10-Q, our consolidated balance sheets includes settlements payable and receivable.  Our $62.5 million dollars in cash, cash equivalents, and marketable securities at December 31, 2010 included funds that had settled to us that we had not yet distributed to the clients due to timing of bank transactions of $24 million and $8 million of accrued discount fees.

These items reduced our cash available for company use. Offsetting this reduction of cash available to Tier was $17 million of cash, which we expected to receive within one to two days from the close of the quarter as settlements from credit card companies or banks. Therefore, the cash, cash equivalents, and marketable securities available to Tier at December 31, 2010 was $46.7 million. Please see Chart 9 in the deck.  In addition, we had restricted cash of $6 million.

In January 2011, we repurchased $10 million of our common stock pursuant to a tender offer. Information regarding the tender offer can be found in Note 13, Shareholders’ Equity and Note 14, Subsequent Events.

The company’s headcount at December 31, 2010 was 214 employees and 24 contractors.

TIER TECHNOLOGIES, INC.
Moderator: Liz Bowman
02-08-11/8:00 am ET
Confirmation # 2865528

Lastly, I want to mention that our Form 10-Q was filed after the market closed yesterday with the Securities and Exchange Commission. We encourage all of you to review the statements and notes in order to better understand our current operations.

Now, Alex has a few concluding remarks.

Alex Hart:
Thanks, Ron. As I noted during our last call, we’ve completed both a strategic review and the budgeting process, and while we don’t have perfect information, we feel confident that we’re headed in the right direction.

We’re specifically focused on four objectives; number one, making reliability a reality; number two, going where the payments are; number three, funding the future; and number four, working together . Providing a reliable service is job one in the payments business, and we quite simply haven’t done a good enough job over the past couple of years, especially for our large utility clients on the ChoicePay platform.

We’ve made great strides during the past five months, but we need to continue to improve our performance and are we’re investing in the people, processes, and systems required to make reliability a reality.

Going where the payments are seems to be a simple enough goal on the surface, but in reality it involves knowing which market segments and customers are the best fit for our capabilities, which payment types generate the best value for a particular type or size of transaction, and how each factor contributes to the growth and profitability of our business.

TIER TECHNOLOGIES, INC.
Moderator: Liz Bowman
02-08-11/8:00 am ET
Confirmation # 2865528

For example, the MasterCard and Visa settlements with the Department of Justice will allow us to begin presenting different pricing by brand and payment type once an effective date becomes reality. We’re preparing for that scenario now and have already begun testing a fighter brand with our IRS business, but we also need to have the systems in place to get the maximum benefit from our marketing activities and the data they generate.

We have a lot of anecdotal information and some strong theories, but we do not yet have a strong enough understanding of the data that drives our business. The good news is that we have a lot to work with, and we’re working hard to improve the systems and add the payments expertise that we’ll need to become a much more sophisticated payments company.

Funding in the future refers to the need to generate the kinds of profits required to reinvest in the capabilities that will enable us to lead our category once again. We have work to do on both the revenue side and the expense side of the ledger.

We have already begun -- or excuse me -- we already are a much more thoughtful company, in terms of the partnerships and sales opportunities we pursue than we were five months ago, and we’re now focusing on the deals that have the most potential to generate profits, not just activity or gross revenue. We have a handful of unattractive legacy deals left to unwind, but we also have some great opportunities to get more credit for the amount of volume we generate and the number of billers we serve.

On the expense side, we’ve reduced G&A and instituted a more cost-conscious culture, but we also believe that there’s an opportunity to reduce our transaction-related costs, especially those that relate to interchange fees, processing fees, banking fees, and dues and assessments. In the near term, we

TIER TECHNOLOGIES, INC.
Moderator: Liz Bowman
02-08-11/8:00 am ET
Confirmation # 2865528

have far more processing partners than we would prefer, so our focus is on choosing the right set of partners to maximize our profitability without limiting or compromising our future.

Working together has been a bigger challenge than I anticipated, but we’ve made great progress in a relatively brief period of time. As I mentioned last quarter, our corporate culture was fundamentally broken when I arrived last August, but I’ve made a number of changes, to both move out people that didn’t fit my values, and to either promote or bring in people that better reflected our new culture, and I’m confident that we’ll have the people we need to be successful in short order.

Before I open it up for questions, please note two things. First, the purpose of this call is to discuss our business and our first quarter results, not our upcoming Annual Meeting, and we’d like to keep the focus on our business, our performance, and our plans. Second, in keeping with prior practice, we are not giving revenue guidance at this time.

We do believe that our renewed focus on the needs of our investors, clients, and associates will result in significant improvement in the underlying financials - or fundamentals of the business and position us for a much more satisfying financial result in fiscal year 2012. But, we continue to believe that fiscal year 2011 will be a relatively flat year from an adjusted EBITDA perspective.

We’ll continue to strive to improve upon those expectations of course, but we’re reluctant to attempt to prognosticate this early in the game.

Thank you for your time and attention this morning, at this time I’d like to open the call to Q&A.

TIER TECHNOLOGIES, INC.
Moderator: Liz Bowman
02-08-11/8:00 am ET
Confirmation # 2865528

Operator?

Coordinator:
Thank you. We will now begin the question-and-answer session. To ask your question, press star 1. One moment please.

To ask a question, press star 1. (Brad Evans), your line is open.

(Brad Evans):
Alex, good morning.

Alex Hart:
Morning, (Brad).

(Brad Evans):
Thank you for taking the questions. If you mentioned this, I missed it this, but could you please just maybe - can Ron just run through again the number of transactions processed, as well as the dollar value of payments process?

Ronald Johnston:
Sure, $2.3 billion and the volume was 4.8 million, (Brad).

(Brad Evans):
Four point eight million transactions? Alex, there’s been a lot of discussion, mostly surrounding banks, in terms of intercharge (sic) fees, with respect to the Durbin Amendment. Have you - do you have a sense as to what the implications are for your business, with respect to any change that might come down the pike for interchange fees for banking institutions, and how that could impact here?

TIER TECHNOLOGIES, INC.
Moderator: Liz Bowman
02-08-11/8:00 am ET
Confirmation # 2865528

Alex Hart:
Actually, (Brad), I’ll let Keith Kendrick cover that. He covers that most closely for us.

Keith Kendrick:
Morning, (Brad).

(Brad Evans):
Good morning.

Keith Kendrick:
I think the short answer is we’re tracking and following Durbin - the Durbin Amendment specifically every day. We’ve brought in several people from the outside who are very involved in the lobbying effort in Washington to advise us. There are a lot of moving parts right now.

There are a couple that concern us the most, one that the payment networks have responded to the Feds Comment Period, and - to some specific questions the Fed asked when they published their initial comments in December to carve out and exclude Card Not Present transactions, which of course is our entire business. And they’re doing that on the basis that, well, that’s a riskier business; although, our data don’t show that and large Card Not Present merchant’s data don’t show that. So, we’re monitoring that very aggressively because that carve out would be very painful for us potentially.

Second - the second issue for us is the amount - the number of, I should say, of specific alternative networks. Since we’re a Card Not Present environment, we’re not real interested in a signature and pinless debit network. We would like two pinless debit networks on the card and two signature networks on the

TIER TECHNOLOGIES, INC.
Moderator: Liz Bowman
02-08-11/8:00 am ET
Confirmation # 2865528

card, which is where Dell and Amazon and others that have filed comments on.

So, we’re working through scenarios, as Alex said, not only on the DOJ settlements, but on this one. The comment period closes the end of this month around the twenty-second, publication date of the actual ruling will be in late April, so we’re tracking that all the time.

It’s difficult to tell exactly where this is going to go. We do feel confident that interchange rates in general will come down on debit. How it will impact us, we’re not going to know until we see the final letter in April.

(Brad Evans):
I’m sorry, can you just amplify the - if there were to be a carve out...

Keith Kendrick:
Yeah.

(Brad Evans):
...for Card Not Present transactions by - what would be - where would that point of pain materialize for you?

Keith Kendrick:
Their - the comment letters, not the Fed comment letters, but the comment letters from MasterCard and Visa are suggesting that they should - that Card Not Present transactions should continue to have the same interchange rate they have today, which is...

TIER TECHNOLOGIES, INC.
Moderator: Liz Bowman
02-08-11/8:00 am ET
Confirmation # 2865528

(Brad Evans):
Oh, so you - I’m sorry to interrupt, so then you would not see the benefit of lower interchange fees under the Amendment?

Keith Kendrick:
No, they would not be.

(Brad Evans):
Okay, that’s helpful. Thank you. The other question I just had, and I’ll cede the floor, there’s been a lot of discussion of talking about Near Field Communications, NFC chips, you know, embedded in cell phones for wireless and mobile transacting. I’m just curious if Alex had any thoughts, in terms of how that could affect Tier longer term?

Alex Hart:
Well, I think longer term it’s a very exciting development. I also think that there is an install base that has to change out to make this a reality at the point of sale, but we are aggressively pursuing a mobile strategy.

Near Field is a part of that although it’s not on our near-term roadmap, given that there are a lot of things that have to happen first and we’re unlikely to meet the market there. But, we do intend to be there when it’s available, because we do think that there is great potential to cause not only a lot of opportunity but a lot of disruption. And obviously, any time there is disruption there’s opportunity for us.

(Brad Evans):
Okay. I’ll get back into queue. Thank you.

TIER TECHNOLOGIES, INC.
Moderator: Liz Bowman
02-08-11/8:00 am ET
Confirmation # 2865528

Alex Hart:
Thanks, (Brad).

Coordinator:
To ask a question, press star 1.

Our next question comes from Gary Prestopino.

Gary Prestopino:
Good morning, everyone. Hey, Ron, could you maybe - as I was taking notes here, you talked about the municipal utility, state and local government, and education verticals. Is that - that’s where you really saw some growth this quarter, and then the bigger utilities you’re kind of moving off of focus. Is that correct?

Ronald Johnston:
Partially, Gary. The education vertical grew 17.3% and the state income tax grew 15.7%. We do see growth in the municipals, and we are seeing quarter-over-quarter this year - last year, a reduction in the larger utilities due to the loss of several of the key ChoicePay larger for-profit utilities.

Gary Prestopino:
What was the growth in the - and these numbers you’re giving are revenue growth, correct, not transaction growth?

Ronald Johnston:
That’s correct.

TIER TECHNOLOGIES, INC.
Moderator: Liz Bowman
02-08-11/8:00 am ET
Confirmation # 2865528

Gary Prestopino:
So, what was the growth in the municipal utilities for the quarter? Did you give that?

Ronald Johnston:
I’m going to have to get that to you offline because I have it combined, but I’d be happy to break it out for you.

Gary Prestopino:
Okay. In terms of ChoicePay, I mean, I would assume that part of their business was geared to more of the larger utilities, correct? I mean, what - was the revenue run rate there when you purchased it? Was that either $6 million or $10 million? And then, could you tell us what that eventually will skinny down to with what you’re finding is happening here with the larger utilities?

Ronald Johnston:
Yes, I can. We anticipate this year in the ChoicePay business platform something in the neighborhood of $7 million to $8 million of revenue.

Gary Prestopino:
Okay.

Ronald Johnston:
When we acquired the business it was doing about $8-1/2 million of revenue, which grew to approximately $11 million, and then turned around.

TIER TECHNOLOGIES, INC.
Moderator: Liz Bowman
02-08-11/8:00 am ET
Confirmation # 2865528

Gary Prestopino:
Okay. So really, on - in terms of a revenue hit, it’s not all together that bad. Is the profitability metrics of the smaller utilities much better than the larger utilities that you were dealing with?

Ronald Johnston:
Yes, in the municipal side, that’s true. The positive aspect of the larger utilities was we saw more of the ACH-type transaction taking place, so that part of the ChoicePay business was nicely profitable. But, the municipal business that we have today is almost equal to that which were the larger ones in ChoicePay.

Gary Prestopino:
Okay. And then, Alex, you mentioned in your commentary you see an opportunity to reduce fees on processing. And I guess, is that independent of what could happen with the Durbin Amendment? I mean, I - is that logically leading us to think that you’re having multiple providers and you’re not consolidating with one at this point?

Alex Hart:
That’s exactly right, Gary. It’s not so much consolidating with one, because I don’t think we want to ever get to the point where we’re totally dependent upon one processing partner. But, it does mean taking the - I think too large a number of processors today and making it smaller, it also involves digging into those individual relationships and finding out if we’re being charged the right fee for the right type of transaction in every case.

It’s sometimes a moving target to know which particular transaction type is being promoted or not with the various associations, but we want to make sure that we’re getting charged the right amounts. We also, frankly, see an

TIER TECHNOLOGIES, INC.
Moderator: Liz Bowman
02-08-11/8:00 am ET
Confirmation # 2865528

opportunity to -- alluding to what Ron said earlier -- to emphasize ACH more going forward.

I think I’ve mentioned before that our sales compensation structure has historically paid people based on gross revenue, not net revenue or profitability, and so there was a natural inclination to promote credit card above debit card and debit card above ACH. That is changing so that we will be into much less costly payment types over the long haul.

Gary Prestopino:
Okay, thank you.

Alex Hart:
Thank you.

Coordinator:
To ask a question, press star 1.

Alex Hart:
Hello, operator, do we have anyone else in queue?

Coordinator:
At this time, I have no further questions.

Alex Hart:
Okay, very good. In that case, let’s wrap it up. Liz? Oh, I’m sorry.

Liz Bowman:
Does Gary have a question coming in?

TIER TECHNOLOGIES, INC.
Moderator: Liz Bowman
02-08-11/8:00 am ET
Confirmation # 2865528

Alex Hart:
Gary, are you back?

Gary Prestopino:
Yeah, I’ve just got - since nobody’s asking questions, I just wanted to ask a couple more. I mean, look...

Alex Hart:
That sounds good.

Gary Prestopino:
...it - you know, with what you’re doing in your markets now, you know, it’s - it seems to me that, and maybe I’m wrong, but again the three markets for growth that you’re targeting are utilities, state and local government, and education, correct?

The federal tax is a very difficult low margin market, but how much does - you know, the story here has always been besides getting the company right-sized, you’ve got a very large market opportunity here. But, how much - what is the market opportunity now if the focus is just really going to be on these three verticals? And if you could tell me, if you know, how much of this has really been penetrated by electronic means?

Alex Hart:
Well, Gary, I - one of the things I was frankly shocked by coming from the banking bill payment side of the House was how much greenfield there is in the lower end of the market.

So, whether you’re talking about technical schools or community colleges or in some cases smaller universities, there’s a surprising amount of greenfield

TIER TECHNOLOGIES, INC.
Moderator: Liz Bowman
02-08-11/8:00 am ET
Confirmation # 2865528

there, in terms of people that don’t take electronic payment in any form or fashion today. There also are a lot of local governments, municipal governments, municipal utilities that don’t take electronic payment today.

So, we see a lot of opportunity there, and we’re working very hard to not only serve those people, but figure out how best to sell to them and manage those accounts, because obviously the cost to sell them needs to be adjusted based on the size of the revenue stream as well. But, we see a lot of profit potential there and we do think it’s sort of a race for that market share.

Gary Prestopino:
All right. In terms of - you know, I mean, what have you been there, six months now?

Alex Hart:
Almost, 5-1/2.

Gary Prestopino:
So, you’re assessment of - I mean, are you happy with where you are right now? Do you feel that there could have been more done, or is that even a fair question?

Alex Hart:
No, that’s a fair question. I - and no, I’m not happy with where we are. Some things are taking longer than I would have liked. And, you know, in a couple of cases things didn’t quite go our way that could have turned out a little bit differently, but I’m pleased with the direction we’re headed in and the indications of where the business is going. But, I’m never really happy or satisfied. It’s not really a natural state for me.

TIER TECHNOLOGIES, INC.
Moderator: Liz Bowman
02-08-11/8:00 am ET
Confirmation # 2865528

Gary Prestopino:
Okay, and as far as the sales force goes and all that, are you where you need to be in terms of getting some of that compensation changed and getting some people in there?

Alex Hart:
In terms of getting the people in there, yes, I think we are. In terms of having the systems in place, no. We have work to do there. And frankly, we have to be thoughtful about how we shift from a system that essentially paid people based on the potential gross revenue to something paying on actual net revenue or actual profitability.

You know, there’s a lag period there and there is an audit period required to make sure that we are paying people the right amount. And the last thing I want to do is run off our sales team or discourage them in any way by penalizing them for the fact that we weren’t paying them the right way to begin with. So we’ll have to do that gradually, but the emphasis is on the right things now, and we’ll get there.

Gary Prestopino:
Okay, thank you.

Alex Hart:
Thank you.

Coordinator:
At this time, we have no further questions.

TIER TECHNOLOGIES, INC.
Moderator: Liz Bowman
02-08-11/8:00 am ET
Confirmation # 2865528

Liz Bowman:

Thank you. As I mentioned at the beginning of this call, a copy of the text of this call and accompanying charts are posted in the Investor Relations section of our Web site at www.tier.com. We invite shareholders and analysts who wish to speak to management about the company and its performance to schedule a meeting by contacting our CFO, Ron Johnston, at 571-382-1333 or rjohnston@tier.com.

Thank you. This concludes our first quarter fiscal year 2011 earnings call for Tier Technologies.

Thank you.

Alex Hart:
Thank you.

END